UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F/A

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-52508

Strathmore Minerals Corp.

 (Exact name of registrant as specified in its charter)

1620 Dickson Avenue, #700

Kelowna, British Columbia, Canada  V1Y 9Y2

250-979-7028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934.

Rule 12h-6 (a)       [X]

Rule 12h-6 (d)       [  ]

(for equity securities)

(for successor registrants)

Rule 12h-6 (c)       [   ]

Rule 12h-6 (i)        [   ]

(for debt securities)

(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

Strathmore Minerals Corp.. (“Strathmore”) is a British Columbia, Canada corporation.  The Company first became subject to the Exchange Act reporting obligations pursuant to a Registration Statement on Form 20-F that was declared effective on or about May 20, 2007.

Strathmore filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the twelve months preceding the filing of this Form 15F, including the Annual Report on Form 40-F for the fiscal year ended December 31, 2007, which was filed on July 3, 2008, and amended on January 30, 2009.

Item 2.  Recent United States Market Activity

Strathmore’s common shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.  Foreign Listing

A.

Strathmore’s common shares are listed on the TSX Venture Exchange in Toronto, Ontario, Canada.

B.

The Company’s initial listing on the Vancouver Stock Exchange (predecessor to the TSX Venture Exchange) was September 26, 1989. Strathmore has maintained a listing of its common shares on the TSX Venture Exchange for at least the twelve months preceding the filing of this Form 15F.

C.  Trading of Strathmore’s common shares on the TSX Venture Exchange during the most recent twelve-month period constituted 100% of trading activity in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

Not applicable

Item 5.  Alternative Record Holder Information

As of December 31, 2008, the Company had a total of 72 holders of its common shares who are United States residents.

Item 6.  Debt Securities

Not applicable

Item 7.  Notice Requirement

The Company issued a news release disclosing its intention to terminate its registration under the Exchange Act via Marketwire on February 4, 2009.

Item 8.  Prior Form 15 Filers

Not applicable

Item 9.  Rule 13g3-2(b)

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the website on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 10.  Exhibits

  1.  Form 6-K filed on February 4, 2009 (Incorporated by reference)

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Strathmore Minerals Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Strathmore Minerals Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Strathmore Minerals Corp.
(Registrant)

Date: November 5, 2009	By: /s/ Patrick Groening
Patrick Groening
Chief Financial Officer